August 27, 2015

VIA EDGAR CORRESPONDENCE

Ms.Lisa Larkin

Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re:	FPA Perennial Fund, Inc. (the “Registrant” or the “Fund”)
1933 Act File No. 2-87607
1940 Act File No. 811-3896

Dear Ms. Larkin:

This letter responds to the comments on Post-Effective Amendment No. 39 to the Registrant’s registration statement on Form N-1A filed on EDGAR on July 1, 2015 that were provided to me by telephone on August 14, 2015 by the staff of the Securities and Exchange Commission (the “Commission”).  Set forth below are the staff’s comments and the Registrant’s responses.

Prospectus

1.             Comment:  In the section entitled “Management-Investment Advisory Agreement” of the Statement of Additional Information, it states that for services rendered, the Adviser is paid a monthly fee computed at the annual rate of 0.75% of the first $50 million, and 0.65% of the excess over $50 million, of the Fund’s average net assets.  In the section entitled “Summary Section-Fees and Expenses of the Fund” of the Prospectus, please confirm that the management fee of 0.65% is accurate based on the breakpoints.

Response:  The Registrant has revised the management fee to 0.66% which reflects the Fund’s breakpoints. This also resulted in a revision to the amount for “Other Expenses” to 0.19%.

2.             Comment:  In the section entitled “Summary Section-Fees and Expenses of the Fund” of the Prospectus, please provide further detail in Footnote (1) to the Fees and Expenses table as to why other expenses have been restated.

Response:  The Registrant has revised Footnote (1) to read:  “(1) The Fund’s other expenses have been restated to reflect the elimination of the financial and administrative services fees previously charged by the Adviser.”

3.             Comment:  In the section entitled “Summary Section-Example” of the Prospectus, the 5-Years example is currently $578.  Please confirm that this correct.  The Commission believes that the number should be $471.

Response:  The Registrant has revised the 5-Years example to $471.

4.             Comment:  The name of the Fund is the FPA U.S. Value Fund, Inc.  Pursuant to Rule 35d-1(3) of the Investment Company Act of 1940, as amended (the “1940 Act”), if a name suggests investment in certain countries or geographic regions the Fund must (i) adopt a policy to invest, under normal circumstances, at least 80% of the value of its assets in investments that are tied economically to the particular country or geographic region suggested by its name; and (ii) disclose in its prospectus the specific criteria used by the Fund to select these investments.  In addition, either the policy is a fundamental policy under section 8(b)(3) of the 1940 Act, or the Fund has adopted a policy to provide the Fund’s shareholders with at least 60 days prior notice of any change in the policy.  Please revise disclosure in the section “Summary Section-Principal Investment Strategies” to meet the requirements of Rule 35d-1 of the 1940 Act.

Response:  The Registrant will include the following disclosure:

“As a non-fundamental policy, under normal circumstances, the Fund invests at least 80% of the value of its net assets in U.S. companies. A U.S. company:

•      is organized under the laws of, or has its principal office in the United States,

•      has its principal securities trading market in the United States,

•      alone or on a consolidated basis derives the highest concentration of its annual revenue or earnings or assets from goods produced, sales made or services performed in the United States; and/or

•      issues securities denominated in the currency of the United States.

If the Fund changes its 80% investment policy, it will notify shareholders at least 60 days before the change and, if necessary, will change the name of the Fund. ”

5.             Comment:  In the second sentence of the third paragraph and the last sentence of the fifth paragraph in the section entitled “Summary Section-Principal Investment Strategies” of the Prospectus, the disclosure reads as follows:  “To do this, the Adviser seeks out companies with relatively unleveraged balance sheets, operating in more predictable, less volatile sectors of the economy, with business models that it can understand.”; and “The Fund may sell a portfolio holding when the holding’s market price appreciates and approaches the Adviser’s estimate of intrinsic value; the Adviser finds an opportunity to reallocate the Fund’s assets to other investments with greater reward potential; or the original investment thesis no longer holds.”, respectively.

(emphasis added).  Please use plain English terminology for the phrases “unleveraged balanced sheets” and “intrinsic value.”

Response:  The Registrant has revised the disclosure to read:

“To do this, the Adviser seeks out companies with relatively low levels of net debt (total debt minus cash and cash equivalents) on their balance sheets compared to earnings before interest, taxes, depreciation and amortization (under-leveraged), operating in more predictable sectors of the economy, with competitively advantaged business models that it can understand.”; and “The Fund may sell a portfolio holding when the holding’s market price appreciates and approaches the Adviser’s estimate of its fair value (intrinsic value);…”

6.             Comment:  In the fifth sentence of the sixth paragraph in the section entitled “Summary Section-Principal Investment Strategies” of the Prospectus, the disclosure reads as follows:  “These companies will have a minimum market capitalization of $2 billion at the time of purchase.”  Please clarify whether the market capitalization is for small/mid cap companies.

Response: The Registrant will be investing in a wide variety of market capitalizations from small/mid cap to large cap.  As a result, the Registrant believes that the current disclosure as written reflects the Fund’s investment strategy with respect to market capitalization.

7.             Comment:  In the last paragraph in the section entitled “Summary Section-Principal Investment Strategies” of the Prospectus, please provide a definition for the MSCI World Index.

Response:  The Registrant will revise the sentence to read:

“These foreign-domiciled companies will generally be in the developed countries represented by the MSCI World Index.  The MSCI World Index captures large and mid cap representation across 23 developed markets countries and covers approximately 85% of the free float-adjusted market capitalization in each country.”

8.             Comment:  In the Risks Associated with Value Stocks in the section entitled “Summary Section-Principal Investment Risks” of the Prospectus, please disclose the risks of value stocks versus growth stocks.

Response:  The Registrant will revise the Risks Associated with Value Stocks to read:

“Risks Associated with Value Stocks.  Value stocks, including those selected by the Adviser for the Fund, are subject to the risks that their intrinsic value may never be realized by the market and that their prices may go down. In addition, the market may favor certain stocks (e.g., growth stocks over value stocks or vice versa) and the Fund may hold investments that are out of favor. The Fund’s value discipline often results in a portfolio of stocks that may differ materially from its benchmark index.

Investing in or having exposure to “value” stocks presents the risk that the stocks may never reach what the Adviser believes are their intrinsic or full market values, either because the market fails to recognize what the Adviser considers to be the companies’ true business values or because the Adviser misjudged those values. In addition, there may be periods during which the investment performance of the Fund while using a value strategy may suffer.

Growth securities typically trade at a higher multiple of earnings than other types of equity securities. Accordingly, the market values of growth securities may never reach their expected market value and may decline in price.”

9.             Comment:  In the section entitled “Summary Section-Principal Investment Risks” of the Prospectus, please consider adding a “Management Style Risk.”

Response:  The Registrant will add the following risk:

“Manager Risk. The Adviser’s views relating to the intrinsic value of a company or security may be incorrect, or the market may continue to undervalue the company or security. The Adviser may not make timely purchases or sales of securities for the Fund. ”

10.          Comment:  In the section entitled “Summary Section-Purchase and Sale of Fund Shares” of the Prospectus, the last sentence of the second paragraph states that a charge may be imposed if a check does not clear.  Please disclose the amount of the charge if it is significant.

Response:  This sentence is a warning to shareholders that while Fund does not charge a fee if a check does not clear, their bank may charge them a fee. The disclosure has been revised to read: “A charge may be imposed by your bank if a check does not clear.”

11.          Comment:  In the section entitled “Investment Objective, Principal Investment Strategies, and Principal Risks-Principal Investment Strategies” of the Prospectus, please include disclosure regarding the Fund’s policy regarding temporary defensive positions and frequent trading as set forth in Instruction 6 and Instruction 7 to Item 9(b)(1) of Form N-1A.

Response: The Registrant will include the following disclosure:

“Temporary and Defensive Investing

The Fund typically minimizes its cash holdings in an effort to provide investors with full market exposure to the particular asset class or classes represented by the Fund.  This approach, which avoids seeking to time broad market movements, allows investors to make their own asset allocation decisions.  From time to time, however, the Fund temporarily may, but is not required to, invest all or any portion of its assets in short-term obligations, such as U.S. government obligations, high-quality money market instruments and exchange-traded funds, in order to meet redemption requests or as a defensive measure in response to adverse market or economic conditions.

During periods when the Fund maintains an increased exposure to short-term obligations, it will not fully participate in equity market movements and may not achieve its investment objective.  Short periods of deviation from full market exposure during a market upswing can have a significant adverse impact on the Fund’s returns.

Short-Term Trading

From time to time, the Fund may buy and sell the same security within a short period of time.  The frequency of trading within the Fund impacts portfolio turnover rates, which are shown in the Financial Highlights.

A high rate of portfolio turnover (100% or more) could produce higher trading costs and taxable distributions, which would detract from the Fund’s performance.”

12.          Comment:  In the section entitled “Investment Objective, Principal Investment Strategies, and Principal Risks-Principal Investment Risks” of the Prospectus, please add further detail regarding risk to Risks Associated with Small and Medium-Sized Companies.

Response: The Registrant will revise the disclosure to read:

“Risks Associated with Small and Medium-Sized Companies.  Investors in small and medium-sized companies typically take on greater risk and price volatility than they would by investing in larger, more established companies. This increased risk may be due to the greater business risks of their small or medium-sized limited markets and financial resources, narrow product lines, shorter operating histories, and frequent lack of management depth. The securities of small and medium-sized companies are often traded in the over-the-counter market and might not be traded in volumes typical of securities traded on a national securities exchange. Thus, the securities of small and medium capitalization companies are likely to be less liquid, and subject to more abrupt or erratic market movements, than securities of larger, more established companies.”

13.          Comment:  In the section entitled “Purchase, Pricing and Sale of Shares- Share Price” of the Prospectus, please consider changing the reference “New York time” to “Eastern time.”

Response:  The Registrant will make the change as requested.

14.          Comment:  The last sentence in the section entitled “Purchase, Pricing and Sale of Shares-Selling (Redeeming) Your Shares-Redemption Payments Made by Check, Wire or ACH-Written Requests” of the Prospectus, reads “Additional documents are required for sales by corporations, partnerships, trusts, fiduciaries, executors or administrators.”  Please disclose type of documents that are required.

Response: The Registrant has revised the disclosure to read: “Additional documents such as articles of incorporation, corporate business licenses, partnership agreements or trust agreements, may be required for sales by corporations, partnerships, trusts, fiduciaries, executors or administrators.”

15.          Comment:  The last sentence  in the section entitled “Purchase, Pricing and Sale of Shares-Selling (Redeeming) Your Shares-Redemption Payments Made by Check, Wire or ACH-Telephone Transactions” of the Prospectus, reads “The Fund can change or discontinue telephone redemption privileges without notice.”  The Commission asked the circumstances when this would occur and whether this is a common practice.

Response:  This is not a common practice. This is a protective measure to safeguard shareholders’ assets. For instance, since telephone redemptions are required to be mailed to the address of record, the Fund would discontinue the privilege when the Fund receives return mail or is notified of an invalid address.

16.          Comment:  In the section entitled “Exchange of Shares and Shareholder Services-Excessive Trading” of the Prospectus, please consider using the term “market timing,” which is synonymous with “excessive trading.”

Response:  The Registrant will revise the heading of the section to read “Excessive Trading and Market Timing” and the first sentence of this section will be revised to read as follows:  “The Fund is not intended as a vehicle for frequent trading and/or market timing in an attempt to profit from short-term fluctuations in the securities markets and does not accommodate frequent trading.”

17.          Comment:  On the Back Cover of the Prospectus, please change the zip code for the Securities and Exchange Commission to 20549-1520.

Response:  The Registrant will make the change as requested.

Statement of Additional Information (the “SAI”)

18.          Comment:  The section “Description of Certain Securities and Investment Techniques” in the SAI includes risks related to investments in equity securities and securities of foreign issuers.  Please amend the equity risk and foreign security risk in the Prospectus to be similar to the risks presented in the SAI.

Response:  The Registrant will make the change as requested.

19.          Comment:  The sections “Description of Certain Securities and Investment Techniques-Covered Call Options and Repurchase Agreements” in the SAI, please disclose the risks of investing in covered called options and repurchase agreements.

Response:  The Registrant will revise the section and include the following disclosure:

“Options Risk

The purchase and writing of options involves certain risks.  During the option period, the covered call writer has, in return for the premium on the option, given up the opportunity to profit from a price increase in the underlying securities above the exercise price, but, as long as its obligation as a writer continues, has  retained the risk of loss should the price of the underlying security decline.  The writer of an American option has no control over the time when it may be required to fulfill its obligation as a writer of the option.  Once an option writer has received an exercise notice, it cannot effect a closing purchase transaction in order to terminate its obligation under the option and must deliver the underlying securities at the exercise price.  If a put or call option purchased by the Fund is not sold when it has remaining value, and if the market price of the underlying security, in the case of a put, remains equal to or greater than the exercise price or, in the case of a call, remains less than or equal to the exercise price, the Fund will lose its entire investment in the option.

There can be no assurance that a liquid market will exist when the Fund seeks to close out an option position.  Furthermore, if trading restrictions or suspensions are imposed on the options markets, the Fund may be unable to close out a position.  Finally, trading could be interrupted, for example, because of supply and demand imbalances arising from a lack of either buyers or sellers, or the options exchange could suspend trading after the price has risen or fallen more than the maximum amount specified by the exchange.  Closing transactions can be made for OTC options only by negotiating directly with the counter-party or by a transaction in the secondary market, if any such market exists.  Transfer of an OTC option is usually prohibited absent the consent of the original counterparty.  There is no assurance that a Fund will be able to close out an OTC option position at a favorable price prior to its expiration.  An OTC counterparty may fail to deliver or to pay, as the case may be.  In the event of insolvency of the counter-party, the Fund might be unable to close out an OTC option position at any time prior to its expiration.  Although the Fund may be able to offset to some extent any adverse effects of being unable to liquidate an option position, a Fund may experience losses in some cases as a result of such inability.

Repurchase Agreements Risks

The risks typically associated with repurchase agreements include counterparty risk, credit risk, issuer risk and market risk.

Counterparty risk is the risk that a counterparty to a financial instrument held by the Fund or a special purpose or structured vehicle in which the Fund invests may become insolvent or otherwise fail to perform its obligations due to financial difficulties, including making payments to the Fund.  The Fund may obtain no or limited recovery in a bankruptcy or other organizational proceedings, and any recovery may be significantly delayed.  Transactions that the Fund enters into may involve counterparties in the financial services sector and, as a result, events affecting the financial services sector may cause the Fund’s share value to fluctuate.

Credit risk is the risk that one or more fixed income securities in the Fund’s portfolio will decline in price or fail to pay interest when due because the issuer of the security experiences a decline in its financial status and is unable or unwilling to honor its obligations, including the payment of interest or the repayment of principal.  Adverse conditions in the credit markets can adversely affect the broader global economy, including the credit quality of issuers of fixed income securities in which the Fund may invest.  Changes by a nationally recognized statistical rating organization in its rating of securities and in the ability of an issuer to make scheduled payments may also affect the value of the Fund’s investments.

Issuer risk is the risk that an issuer in which the Fund invests may perform poorly, and therefore, the value of its securities may decline, which would negatively affect the Fund’s performance. Poor performance may be caused by poor management decisions, competitive pressures, breakthroughs in technology, reliance on suppliers, labor problems or shortages, corporate restructurings, fraudulent disclosures, natural disasters or other events, conditions or factors.

Market risk refers to the possibility that the market values of securities or other investments that the Fund holds will fall, sometimes rapidly or unpredictably, or fail to rise.  Security values may fall or fail to rise because of a variety of factors affecting (or the market’s perception of) individual companies (e.g., an unfavorable earnings report), industries or sectors, or the market as a whole, reducing the value of an investment in the Fund.  Accordingly, an investment in the Fund could lose money over short or even long periods.  The market values of the securities the Fund holds also can be affected by changes or perceived changes in US or foreign economies and financial markets, and the liquidity of these securities, among other factors.  In general, equity securities tend to have greater price volatility than debt securities.  In addition, common stock prices may be sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.”

20.          Comment:  In the section “Portfolio Holdings Disclosure” in the SAI, please provide disclosure required by Item 16(f)(1)(v), Item 16(f)(1)(vi) and Item 16(f)(2) of Form N-1A.

Response:  The Registrant will revise the section and include the following disclosure:

Actual and potential material conflicts could arise between the interests of the Fund’s shareholders, on the one hand, and those of the Adviser, on the other hand.  After giving due consideration to such matters and after the exercise of their fiduciary duties, the Adviser and the Board determined that the Fund has a legitimate business purpose for disclosing portfolio holdings to the persons in each of the circumstances described below.

The Board will consider recommendations by the Chief Compliance Officer.  The Adviser and the Fund may not disclose the Fund’s portfolio holdings to parties other than those described without the consent of the executive officers of the Fund or the Adviser.

No compensation or other consideration is received by the Fund or the Adviser in regard to this disclosure.  “Consideration” includes any agreement to maintain assets in the Fund or in other investment companies or accounts managed by the Adviser.

21.          Comment:  In the section “Directors and Officers of the Fund” in the SAI, please provide disclosure required by Item 17(b)(10) of Form N-1A.

Response:  The third paragraph of the section entitled “Directors and Officers of the Fund-Leadership Structure and Responsibilities of the Board and its Committees” in the SAI, currently has the following disclosure:

“The Fund’s Board is comprised of individuals with considerable and varied business experiences, backgrounds, skills, and qualifications who collectively have a strong knowledge of business and financial matters and are committed to helping the Fund achieve its investment objective while acting in the best interests of the Fund’s shareholders.  Several members of the Board have had a long and continued service with the Fund.  As noted in the table above, the Directors bring a variety of experiences and qualifications through their business backgrounds in the fields of consulting and strategic planning, education, corporate management, and investment management. The Board believes that each particular Trustee’s financial and business experience gives him the qualifications and skills to serve as a Trustee.  Notwithstanding the accomplishments noted above, none of the members of the Board is considered an “expert” within the meaning of the federal securities laws with respect to information in the Fund’s registration statement.”

22.          Comment:  In the section “Directors and Officers of the Fund” in the SAI, please explain Michael Gomez’s professional experience “Former Experienced Associate/in-charge within the Financial Services-Investment Management Group at PricewaterhouseCoopers LLP from September 2007 to May 2010.”

Response:  Mr. Gomez’s principal occupation will be revised to include his occupation for the past five years as required by Form N-1A.  As such, “Former Experienced Associate/in-charge within the Financial Services-Investment Management Group at PricewaterhouseCoopers LLP from September 2007 to May 2010” will be deleted since it is not in the scope of the last five years.  Mr. Gomez’s experience will read as follows:  Assistant Vice President and Assistant Controller of First Pacific Advisors, LLC (since June 2010); and Assistant Vice President of each FPA Fund (since February 2012).

23.          Comment:  In the section “Directors and Officers of the Fund-Leadership Structure and Responsibilities of the Board and its Committees” in the SAI, please disclose as required by Item 17(b)(1) of Form N-1A why the Fund has determined that its leadership structure is appropriate given the specific characteristics or circumstances of the Fund.

Response:  The Registrant will revise the disclosure to include the following:

“The Board periodically reviews its leadership structure, including the role of the Chairman, who is an Independent Director.  The Board also completes an annual self-assessment during which it reviews its leadership and Committee structure and considers whether its structure remains appropriate in light of the Fund’s current operations.  The Board believes that its leadership structure, including the current percentage of the Board who are Independent Directors, is appropriate given its specific characteristics.  These characteristics include: (i) the extent to which the work of the Board is conducted through the standing committees, each of whose meetings are chaired by an Independent Director; and (ii) the extent to which the Independent Directors meet as needed, together with their independent legal counsel, in the absence of members of management and members of the Board who are “interested persons” of the Fund.”

24.          Comment:  In the section “Directors and Officers of the Fund-Committees of the Board of Directors” in the SAI, please disclose if the committee is a nominating or similar committee, state whether the committee will consider nominees recommended by security holders and, if so, describe the procedures to be followed by security holders in submitting recommendations.as required by Item 17(b)(2)(iv) of Form N-1A.

Response:  As currently stated in the second paragraph of this section, “While the Committee normally is able to identify from its own resources an ample number of qualified candidates, it will consider shareholders’ suggestions of persons to be considered as nominees to fill future vacancies on the Board.  Such suggestions must be sent in writing to the Nominating and Governance Committee of the Fund, in care of the Fund’s Secretary, and must be accompanied by complete biographical and occupational data on the prospective nominee along with a written consent of the prospective nominee for consideration of his or her name by the Committee.”

25.          Comment:  In the section “Control Persons and Principal Shareholders” in the SAI, please indicate if the principal shareholder is either a record holder or a beneficial holder as required by Item 18(b) of Form N-1A.

Response:  The Registrant will include the disclosure as requested.

26.          Comment:  In the section “Portfolio Manager- Conflicts of Interest” in the SAI, please revise disclosure since there is one portfolio manager for the Fund.

Response:  The Registrant will make the change as requested.

27.          Comment:  In the section “Portfolio Transactions and Brokerage” in the SAI, please provide an explanation for the material difference in brokerage commissions from fiscal year ended December 31, 2013 to fiscal year ended December 31, 2014.

Response:  The Registrant’s investment approach has resulted in an extremely low portfolio turnover, ranging from 2% to 8% over the past 5 years. As a result, total commissions are very low. Thus, while a decline from $61,594 to $36,963 may appear large on a relative basis, the change both in absolute terms and relative to the size of the Fund is immaterial. As a result, the Registrant believes the disclosure as presented is satisfactory.

28.          Comment:  In the section “Purchase, Redemption and Pricing of Shares-2% Redemption Fee” in the SAI, the Fund states that no fee applies to a redemption if shares were held more than 90 days. A redemption fee of 2% is imposed on redemptions (except by exchange) made within 90 days of purchase.  Please clarify what would occur on day 90 if a redemption were to occur.

Response:  A redemption fee would be imposed on day 90. The Registrant will revise the disclosure to read: “The Fund will deduct a 2% redemption fee from the redemption proceeds of any shareholder redeeming shares of the Fund held for less than 90 days.”

*              *              *              *              *

The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in this post-effective amendment and that it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.  The Registrant further acknowledges that staff comments or changes to disclosures in response to staff comments in this post-effective amendment do not foreclose the Securities and Exchange Commission from taking any action with respect to such filing.

I trust that the foregoing is responsive to each of your comments.  Please do not hesitate to contact me at (617) 662-3969 if you have any questions concerning the foregoing.

Sincerely,

/s/ Francine S. Hayes

Francine S. Hayes
Secretary for FPA Perennial Fund, Inc.

cc: J. Richard Atwood, President